UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-68382 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Union Gaming Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3930 Howard Hughes Parkway, Suite 230
(No. and Street)

| Las Vegas | NV | 89169 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William J. Lerner | (702) 866-0746
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dave Banerjee CPA, A Professional Accountancy Corp.
(Name – *if individual, state last, first, middle name*)

| 21860 Burbank Blvd., Ste 150 | Woodland Hills | CA | 91367 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, William J. Lerner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Union Gaming Securities, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

________________________________________

________________________________________

________________________________________

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of Nevada
County of Clark
Signed and sworn to before me on February 27, 2020 by William Lerner.

RABEKAH S. DENRICH
Notary Public, State of Nevada
Appointment No. 16-1556-1
My Appt. Expires Mar 4, 2020

**UNION GAMING SECURITIES, LLC**
(SEC Identification No. 8-68382)

**Independent Registered Public Accounting Firm**
**AUDITORS' REPORT**
**FINANCIAL STATEMENTS**
**and**
**SUPPLEMENTAL INFORMATION**
**December 31, 2019**

**UNION GAMING SECURITIES, LLC**
**TABLE OF CONTENTS**

**DAVE BANERJEE, CPA**
*An Accountancy Corporation – Member AICPA and PCAOB*
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367● (818) 657-0288● FAX (818) 657-0299● (818) 312-3283

## Report of Independent Registered Public Accounting Firm

To the Members of Union Gaming Securities, LLC

### Opinion on the Financial Statements

We have audited the accompanying balance sheet of Union Gaming Securities, LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements are fairly stated, in all material respects.

Dave Banerjee CPA, an Accountancy Corporation
We have served as the Company's auditor since 2018.
Woodland Hills, California
February 28, 2020

**UNION GAMING SECURITIES, LLC**
**STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2019**

**Assets**

| | | |
|---|---|---|
| Cash | $ | 1,745,522 |
| Accounts receivable - net | | 172,764 |
| Accounts receivable related parties | | 12,548 |
| Prepaid expenses | | 28,096 |
| Property and equipment, net | | 13,016 |
| Other current assets | | (93) |
| Investments | | 891,888 |
| *Total assets* | $ | 2,863,741 |

**Liabilities and Member's Equity**

**Liabilities**

| | | |
|---|---|---|
| Current liabilities: | | |
| Accounts payable | $ | 37,121 |
| Accounts payable related parties | | 62,186 |
| Accrued expenses | | 401,500 |
| *Total liabilities* | | 500,807 |

**Member's Equity**

| | | |
|---|---|---|
| Total member's equity | | 2,362,934 |
| Total liabilities and member's equity | $ | 2,863,741 |

The accompanying notes are an integral part of these financial statements.

**Note 1. Nature of Business and Summary of Significant Accounting Policies**

The summary of significant accounting policies is presented to assist in the understanding of the financial statements. The financial statements and notes are representations of management. These accounting policies conform to accounting principles generally accepted in the United States of America ("U.S. GAAP") and have been consistently applied in the preparation of the financial statements.

*Nature of business and organization*
Union Gaming Securities, LLC (the "Company") was organized in the State of Nevada on April 17, 2009 and specializes in equity and debt offerings, private placements, strategic advisory services, equity and debt research, and mergers and acquisitions. As a limited liability company, the sole managing member of the Company, Union Gaming Group LLC (the "Parent Company"), per the Company's operating agreement, shall not be held liable under any judgment, decree or order of a court, or in any other manner for the debts, obligations or other liabilities of the Company. Lastly, the Company does not have a finite life and the Company shall only be dissolved if the Member determines to dissolve the Company.

The Company is registered as a broker-dealer under SEC Rule 15c3-1(a)(2)(ii) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is licensed to conduct securities business in various states. The Company is exempt from the provisions of Securities Exchange Act Rule 15c3-3 pursuant to Rule (k)(2)(i).

The Company is a wholly owned subsidiary of the Parent Company and is under common ownership with the Parent Company's wholly owned subsidiary, Union Gaming Analytics, LLC (UGA), a consulting firm that performs economic feasibility and impact studies for corporate and government entities. The Company shares its main office with the Parent Company and UGA.

*Estimates*
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company is subject to uncertainty of future events, economic, environmental and political factors, and changes in the Company's business environment; therefore, actual results could differ from these estimates. Accounting estimates used in the preparation of the Company's financial statements will change as new events occur, more experience is acquired, as additional information is obtained, and as the Company's operating environment changes. Changes are made in estimates as circumstances warrant. Such changes in estimates and refinement of estimation methodologies are reflected in the financial statements.

*Cash*
The Company maintains cash deposits in an institution which is insured by the Federal Deposit Insurance Corporation. This government corporation insures balances up to $250,000.

*Revenue recognition*
Revenues from advisory services, commissions, and the placement of securities are recorded when earned. The Company recognizes revenue as earned only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed, and collectability of the related fee is reasonably assured. Earned but unpaid revenue is accounted for as accrued revenue until such time a bill is issued, after which time it is accounted for as an accounts receivable. Further, accounts receivable remain outstanding until such time cash payments are received.

Revenue earned on the placement of securities is recognized upon consummation of a transaction or as dictated by various agreements held with client companies. Revenue earned with respect to the Company's strategic advisory activities is recognized upon completion of services rendered.

*Investments, at fair value*
The Company's investments consist of membership interests earned as a result of the Company's placement of securities for client companies. Such investments are recognized upon legal transfer of securities or as dictated by the terms of individual agreements held with client companies. Such investment stakes are initially and subsequently measured at fair value. Realized and unrealized gains and losses on investments are reflected in the Statement of Income under revenue. Securities are valued internally by employing an enterprise value methodology using forward-year EBITDA estimates and comparable multiples for similar companies.

*Fair value Measurements*
In determining the fair value of the Company's investments, the Company maximizes use of observable inputs when available. Observable inputs are inputs that market participants would use in pricing an asset or liability based on market data obtained from independent sources. Unobservable inputs reflect the assumptions that market participants would use in pricing an asset or liability based on the best information available in the circumstances. Transfers among the levels are recognized at the beginning of the year. The Company applies a hierarchy to categorize its fair value measurements broken down into three levels based on the observability of inputs as follows:

*Level 1:* The preferred inputs to valuation efforts are "unadjusted quoted prices in active markets for identical assets or liabilities," with the caveat that a reporting entity must have access to that market.

*Level 2*: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data at the measurement date for substantially the full term of the assets or liabilities.

*Level 3:* Unobservable inputs that reflect management's best estimate of what market participants would use in pricing assets or liabilities at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such instances, the determination of which category within the fair value hierarchy is appropriate for any given investment is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to an investment.

All investments held by the Company as of December 31, 2019 are considered Level 3 assets.

*Property and Equipment*
Equipment is stated at cost. Major renewals and improvements are charged to asset accounts while replacements, maintenance, and repairs, which do not improve or extend the lives of respective assets, are expensed. At the time equipment is retired or otherwise disposed of, the asset and related accumulated depreciation accounts are relieved of the applicable amounts. Gains or losses from retirements or sales of such assets are credited or charged to income.

The Company's equipment consists of televisions, telephones, software, computers, desks and other office equipment which is valued at cost and depreciated using the straight-line method over a period of five years for furniture and three years for computer and other related equipment.

*Income taxes*
The Company is treated as a disregarded limited liability company for federal and state income tax purposes and does not incur income taxes. Instead, its earnings and losses are allocated to and reported on the Parent Company's tax returns and, ultimately on the returns of the Parent Company's members' tax returns. Accordingly, no provision for income tax is included in the financial statements. The Parent Company files income tax returns with the U.S. and state governments. The Company follows the provisions issued by FASB relating to accounting for uncertainty in income taxes which clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position must meet before being recognized in the financial statements, which is applicable to all open tax years.

The open tax years for the Company are 2016 to 2018. The Company does not have any unrecognized tax benefits or liabilities as of December 31, 2019. Also, the Company recognizes interest and, if applicable, penalties for any uncertain tax positions, as a component of income tax expense. No interest or penalty expense was recorded, or accrued, by the Company for the year ended December 31, 2019.

*Recently issued accounting pronouncements*
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, which deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted but not earlier than the original effective date. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The new standard is in effect for fiscal year beginning July 1, 2018, and interim periods therein, using the modified retrospective method. The Company has performed an assessment of its revenue contracts as well as worked with industry participants on matters of interpretation and application and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU-2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing transactions. The Company does not hold a lease and does not recognize lease assets and liabilities on its balance sheet. The Company receives a monthly rent allocation from its parent, Union Gaming Group, pursuant to a shared services agreement. See Note 5 Related Parties for more detail on this arrangement.

## Note 2. Accounts Receivable

As of December 31, 2019, the Company maintained a total of $185,312 in accounts receivable, consisting of receivables attributable to strategic advisory fees, research service fees and travel reimbursements. $12,548 of the Company's total accounts receivable balance relates to amounts due to the Company from affiliates.

The collectability of accounts receivable is regularly evaluated based on a combination of factors such as customer credit-worthiness, past transaction history with the customer, current economic industry trends. If it is determined that a customer will be unable to fully meet its financial obligation such as in the case of a bankruptcy filing or other material events impacting its business, a specific reserve for bad debt will be recorded to reduce the related receivable to the amount expected to be recovered. Provisions established for doubtful accounts represent a charge to operations at the time management determines accounts may become uncollectible.

**Note 3. Equipment**

The Company's furniture and equipment consists of televisions, telephones, software, computers, desks and other office equipment which are valued at cost and depreciated using the straight-line method over five years for furniture and three years for computer and related equipment.

Depreciation expense of $9,048 is included in the statement of operations for the year ended December 31, 2019. Property and equipment at December 31, 2019 consists of:

| | Cost | Accumulated Depreciation | Net |
|---|---|---|---|
| Televisions | $ 4,359 | $ 4,359 | $ - |
| Computer Equipment | 97,107 | 84,360 | 12,747 |
| Furniture | 11,989 | 11,720 | 269 |
| | $ 113,455 | $ 100,439 | $ 13,016 |

**Note 4. Member's Equity**

The Company's articles of organization provide for the authorization of one thousand (1,000) membership units. Each membership unit represents an ownership interest in the Company. Members have all the rights and obligations that normally pertain to members of a Nevada Limited Liability Company. As of December 31, 2019, the Company had all of the 1,000 membership units issued and outstanding. On November 13, 2009, the Company issued 1,000 membership units to the Parent Company, the Company's managing member, for a capital investment totaling $6,000.

For the year ended December 31, 2019, the Company distributed a total of $954,000 to the Parent Company.

**Note 5. Related Parties**

On January 1, 2016, the Company entered into shared services agreements with the Parent Company and UGA. Under its shared services agreement with the Parent Company, the Company agreed to reimburse the Parent Company for certain shared office expenses incurred. For the year ended December 31, 2019, the Company incurred $173,334 in recurring shared office expenses born by the Parent based on the proportionate share of personnel working on behalf of the Company including accounting services, rent, health insurance, telephone, tech support and internet. As of December 31, 2019, the Company still owed a total of $49,317 to the Parent Company. The Company also owed a total of $12,869 to UGA relating to UGA employees providing assistance to the Company in conducting analytical support for investment banking activity.

**Note 6. Commitments**

Pursuant to the shared service agreement held with its Parent, the Company is obligated to pay a portion of the recurring monthly expenses incurred by the parent including accounting services, rent, health insurance, telephone, tech support and internet.

**Note 7. Investments**

The Company maintains membership interests in four restaurants located in Las Vegas, NV and one private technology company. All four membership interests have been initially and subsequently recorded at fair value. As of December 31, 2019, these membership interests were valued by employing an enterprise valuation methodology using 2020 EBITDA estimates and comparable multiples for small cap and fine dining public US restaurants. Further, the fair value of these membership interests were valued after appropriate discounting for the Company's minority interest and lack of liquidity in such investments.

As of December 31, 2019, two of the four membership interests were both fair valued at $40,000 representing a total of 2% and 4% ownership in the investee companies.

Additionally, on December 17, 2015, the Company was assigned one class A membership interest relating to strategic advisory services provided in connection with a private placement of equity interests in a restaurant conducted in 2010. This membership interest was valued internally upon receipt and subsequently at December 31, 2019 by employing the methodology outlined in the preceding paragraph. As of December 31, 2019, the fair value of this membership interest has been determined to be $700,000.

Additionally, on September 9, 2016, the Company was assigned 28 Class C Preferred Member Units valued at $2,621 per unit relating to strategic advisory services provided in connection with a private placement of equity interests in a private technology company. This membership was valued internally upon receipt and subsequently at December 31, 2019.

Lastly, the Company was assigned ½ Class C Membership interest related to advisory services provided in connection with a private placement of equity interest in a restaurant during the period ended December 31, 2017.

There were no additions to the level 3 assets account for the year ended December 31, 2019. The foregoing table reflects the fair value of the four membership interests outlined above:

| | Membership Interests |
|---|---|
| Balance, January 1, 2019 | $ 891,888 |
| Additions | - |
| Unrealized loss - net | - |
| Balance, December 31, 2019 | $ 891,888 |

The following table provides quantitative and qualitative information regarding the inputs for the Company's Level 3 Fair Value investments.

| Investment Type | Fair Value at 31-Dec-19 | Valuation Technique | Unobservable Input | Range (Weighted Average) |
|---|---|---|---|---|
| Membership Interests | $ 891,888 | Enterprise market value | EBITDA multiple | 8.4x - 12.4x (10.4x) |
| | | | Discount | 20% – 30% (25%) |

**Note 8. Net Capital Requirements**

As a registered broker dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, of no less than the greater of $100,000 or 6.667% of aggregate indebtedness and a maximum ratio of aggregate indebtedness to net capital of 15-to-1. In accordance with the Securities and Exchange Commission Uniform Net Capital Rule 17a-11, the Company must maintain 120% of its minimum net capital requirement. At December 31, 2019, the Company maintained net capital, as defined, of $1,646,215 which was in excess of its required net capital by $1,546,215.

**Note 9. Subsequent Events**

Subsequent to December 31, 2019 through the date of the financial statements, the Company distributed a total of $578,000 to the Parent Company.

As of December 31, 2019, the company maintained an accrued liability of $401,500 representing discretionary bonus payments intended to be made by the Company personnel within the first calendar quarter of 2020.

In accordance with the provision set forth in FASB ASC Topic 855, *Subsequent Events,* management has evaluated subsequent events through February 28, 2020. Management has determined that there are no other material events that would require adjustment to or disclose in the Company's financial statements.